IONICS CORPORATION

bringing unique
imaging solutions
to the people
of the world



05049093



PE
12-31-04
RECD S.E.C.
MAR 3 0 2005



PROCESSED
APR 0 1 2005
THOMSON
FINANCIAL

2004 ANNUAL REPORT

The images we consume impact the decisions we make, the moods we sense, the emotions we feel, the lives we live. From sunsets to stop signs, from personal photographs to commercial architecture and packaging, we are attracted to those images that are compelling, interesting, unique.

Derived from the Greek, Eikon, or "image," the fundamental business of the IKONICS Corporation is to provide the ability to create and transfer visual images. Bringing Unique Imaging Solutions to the People of the World, is indicative of not only the recognition that there is a commercial demand for images and imaging; but that there is an inherent value in the uniqueness of those images.

An underlying competency of the IKONICS Corporation is the ability to recognize, develop and deliver imaging solutions that are specifically engineered to serve a particular market need, *uniquely.*


chromaline
SCREEN PRINT PRODUCTS

Chromaline Screen Print Products is IKONICS' largest and oldest business and most established brand. In 1952 the company—then known as Chroma-Glo—began as a label printer. With the introduction of the Direct/Indirect printing method in 1964, the company altered its business model from printing to manufacturing photochemical imaging systems. In 1982 the company's name was changed to The Chromaline Corporation and activities were concentrated on the business of developing and manufacturing products serving the screen printing industry. Today, the Chromaline brand is a strong asset, providing IKONICS the credibility to introduce new products into the screen printing market.

The evolution of the AccuArt line of inkjet receptive media is an excellent example of the company's ability to take advantage of its brand authority. The establishment of AccuBlack as the standard product brand for inkjet media in 2003 paved the way for the next line extension—AccuArt 2. Introduced in 2004, AccuArt 2 appeals to the largest-possible population of screen printers.


AccuArt 2

PhotoBrasive Systems

PhotoBrasive Systems dominates the awards and recognition market in abrasive etching technology, product development and sales. The acquisition of DuPont's RapidMask technology in 2002 presented PhotoBrasive the opportunity to further widen the competitive technology gap within its core market and penetrate new markets well beyond the division's traditional base.



The effort to export the PhotoBrasive Systems product line and business concept to foreign markets has been a constant initiative.


SplitRock Technologies

SplitRock Technologies was established in 2003 as a business committed to the commercial development of new technologies. It was instrumental in the development and management of several initiatives, including developing new applications for RapidMask and the IKONMetal product line.

As new technologies continue to drive commercial opportunities at IKONICS, the SplitRock business will play an important role in the conversion of technical aptitude to commercial feasibility.


IKONSIGN ETCH

In 2004, IKONSign Etch was introduced as a new business. An example of the IKONICS mission statement: Bringing Unique Imaging Solutions to the People of the World, IKONSign Etch *is an adaptation of existing IKONICS technologies* to the large-and-growing signage market. With several distinct methods of distribution and equally distinct market segments, IKONSign Etch shows early signs of success.



IKONIMAGE

In late 2004, IKONImage made its debut as an independent business designed to provide low-cost etching services. Another expression of the IKONICS mission, IKONImage provides customers an opportunity to present uniquely decorated glass and crystal items to markets outside IKONICS' traditional scope.



Bill Ulland
Chairman, President & CEO

Table of Contents

The year 2004 marked important progress for IKONICS. We experienced a return to strong sales growth with record sales of $13,682,000, a 13% increase over 2003, and profits, in spite of significant startup costs associated with two new businesses, increased by 51% to $758,000, or $0.38 cents per share. We finished the year with no long-term debt and cash and cash equivalents of $2,737,000.

As important and encouraging as these financial achievements are, I believe that our entry into new markets and renewed growth in our core businesses better represent the future of IKONICS.

In 2004 we launched IKONSign Etch™, bringing new technology to the signage industry that allows the customer to rapidly make attractive, inexpensive signage with a low capital investment. The technology is founded on two of our unique products. Our proprietary RapidMask™ photoresist film, when factory-laminated to glass, metal, stone or synthetics allows the customer to easily create a high quality sign or image through abrasive etching. A key etchable substrate in this process is our patent-pending IKONMetal™, which has the look and feel of a more expensive metal plaque or sign. The initial investment of the signmaker is relatively low. The market reception has been strong. We are preparing to meet anticipated demand and developing new etchable substrates.

IKONImage™ is our newest business effort. It, again, uses the unique capabilities of RapidMask, coupled with low-cost etching, to create etched images. We plan to market these products directly to new customers and through our existing customer base. IKONImage is in its very early stages. It is too soon to judge the chances of success.

In 2005 we will test other new markets where our unique technologies give us a competitive edge and the opportunity to make high-value sales. It is unlikely that all of these efforts will succeed; but I am confident that one or more will develop, giving IKONICS a broader customer base. IKONSign Etch is already close to achieving this goal.

We continue to pay close attention to our core businesses: Chromaline Screen Print Products and PhotoBrasive Systems. Chromaline is currently field testing Razor™, a high quality screen print stencil emulsion capable of resolving exceptionally fine detail. Initial field evaluations have been very positive, and we expect this to be a leadership product. We plan to officially launch Razor early in the second quarter.

In 2004 PhotoBrasive Systems growth was sparked by further improvements to RapidMask—a photoresist film we license from DuPont—a new LaserTape film for the laser industry, and Half-Wiz, a product developed by IKONICS for use with CorelDraw Graphics Suite 12 for the easy creation of etchable halftone images. Important new PhotoBrasive products are in the pipeline and scheduled for launch throughout 2005.

In 2004 our export markets, primarily Asia and Europe, accounted for one third of our sales. In 2005 we will increase our focus on China, India and Southeast Asia. We will close the Singapore training center and apply those resources to China. In 2004 we expanded our product offering to the Chinese market, and we plan for that to continue.

In Europe, in addition to benefiting from the weak dollar, we have expanded our distribution and strengthened our relationship with Aicello Europe for the distribution of PhotoBrasive and Chromaline products.

I am optimistic that our core businesses will continue to grow and that our new business efforts will result in at least one new operating division for IKONICS. The cost to comply with Rule 404 of Sarbanes-Oxley in order to remain NASDAQ listed is a distinct negative. We also anticipate a slightly higher federal income tax rate due to the loss of the special treatment for export sales; and we are seeing significant price increases for our petrochemical-based raw materials.

I am confident that, in spite of these costs and those associated with the launch of new businesses, 2005 will be a year of growth and continued profitability for IKONICS. Our core businesses are growing, our global presence puts us in some of the most dynamic economies in the world, our unique technologies are opening up new markets, and our strong balance sheet positions us to grow through acquisition or internal investment.

For the Board of Directors,



William C. Ulland
Chairman, President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion and analysis focuses on those factors that had a material effect on IKONICS Corporation's (the Company's) financial results of operations and financial condition during 2004 and 2003 and should be read in connection with the Company's audited financial statements and notes thereto for the years ended December 31, 2004 and 2003.

Factors that May Affect Future Results

Certain statements made in this Annual Report, including those summarized below, are forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and actual results may differ. Factors that could cause actual results to differ include those identified below.

- ***The Company's expectation that its selling, general and administrative expenses will increase in 2005 as a result of costs required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations***—The amount of these costs will depend on the quality of the Company's internal controls and the amount of remediation work required for any significant deficiencies or material weaknesses identified as part of the compliance process. The results of this compliance process are important to the Company because effective internal controls are critical to the production of reliable financial reports and in helping to prevent financial fraud.
- ***The Company's belief that the quality of its receivables is high and that strong internal controls are in place to maintain proper collections***—This belief may be impacted by domestic economic conditions, by economic, political, regulatory or social conditions in foreign markets, or by the failure of the Company to properly implement or maintain internal controls.
- ***The belief that the Company's current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations and capital expenditures. The belief that the Company's low debt levels and available line of credit make it unlikely that a decrease in product demand would impair the Company's ability to fund operations***—Changes in anticipated operating results, credit availability, equity market conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.
- ***The Company's expectation that capital expenditures will be funded with cash generated from operating activities***—This expectation may be affected by changes in the Company's anticipated capital expenditure requirements resulting from unforeseen required maintenance or repairs. The funding of planned or unforeseen expenditures may also be affected by changes in anticipated operating results resulting from decreased sales or increased operating expenses.
- ***The Company's belief that its vulnerability to foreign currency fluctuations and general economic conditions in foreign countries is not significant***—This belief may be impacted by economic, political and social conditions in foreign markets, changes in regulatory and competitive conditions, a change in the amount or geographic focus of the Company's international sales, or changes in purchase or sales terms.
- ***The Company's plans to continue to invest in research and development efforts, expedite internal product development and invest in technological alliances, as well as the expected focus and results of such investments***—These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances, the ability to find suitable and willing technology partners or other changes in competitive or market conditions.
- ***The Company's efforts to grow its international business***—These efforts may be impacted by economic, political and social conditions in current and anticipated foreign markets, regulatory conditions in such markets, unanticipated changes in expenses or sales, changes in competitive conditions or other barriers to entry or expansion.
- ***The Company's belief as to future activities that may be undertaken to expand the Company's business***—Actual activities undertaken may be impacted by general market conditions, competitive conditions in the Company's industry, unanticipated changes in the Company's financial position or the inability to identify attractive acquisition targets or other business opportunities.

Critical Accounting Policies

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. Therefore, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which IKONICS believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as



determined by review of the current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same collection history that has occurred in the past. The general payment terms are net 30-45 days for domestic customers and net 60-90 days for foreign customers.

Inventory

Inventories are valued at the lower rate of cost or market value using the last in, first out (LIFO) method. The Company monitors its inventory for obsolescence and records reductions in cost when required.

Deferred Tax Assets

At December 31, 2004, the Company had approximately $208,000 of deferred tax assets. The deferred tax assets result primarily due to timing differences in intangible assets and property and equipment. The Company has recorded a $46,000 valuation allowance to reserve for items that will more likely than not be realized. The Company has determined that it is more likely than not that the remaining deferred tax assets will be realized and that an additional valuation allowance for such assets is not currently required.

Revenue Recognition

The Company recognizes revenue on products when title passes which is usually upon shipment. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

RESULTS OF OPERATIONS

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.

Sales

The Company's net sales increased 13% to $13.7 million in 2004, compared to net sales of $12.1 million in 2003. New products, increasing market share, a strong Euro and economic growth in Asia and North America all contributed to the sales increase.

Cost of Goods Sold

Cost of goods sold was $7.6 million, or 55.2% of sales, in 2004 and $6.6 million, or 54.5% of sales, in 2003. The increase in cost of goods sold reflects price increases for some raw materials during the year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $4.5 million, or 33.1% of sales, in 2004 from $4.2 million, or 34.5% of sales in 2003. The increase reflects start-up costs for the new IKONSign Etch and IKONImage businesses, and higher payroll related expenses. Professional services related to external reporting and compliance were also higher in 2004. Selling, general and administrative expenses are expected to increase in 2005 as a result of costs required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations.

Research and Development Expenses

Research and development expenses were $575,000, or 4.2% of sales, in 2004 compared to $632,000, or 5.2% of sales, in 2003. The reduction was mostly due to the expiration and non-renewal of a service contract with an outside contractor.

Loss on Investment

The Company wrote down the value of its investment in Apprise Technologies by $74,666 in the second quarter of 2003. This resulted from the offering price for shares of Apprise Technologies being below the value carried on the Company's books and the determination that the decline was other than temporary.

Interest Income

Interest income decreased to $14,000 in 2004, compared to $16,000 for 2003. The decrease was primarily due to a general decline in interest rates.

Income Taxes

Income taxes were $273,000, or an effective rate of 26.5%, for 2004 compared to $129,000, or an effective rate of 20.3%, for 2003. The lower effective tax rate during 2003 relates to a higher level of tax benefits during that period from the extraterritorial income exclusion on foreign sales.

Liquidity and Capital Resources

The Company has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures, annual capital requirements, and research and development expenditures.

Cash and cash equivalents were $2,737,000 and $1,508,000 at December 31, 2004 and December 31, 2003, respectively. The Company generated $1,262,000 in cash from operating activities during 2004 compared to the generation of $1,401,000 in cash from operating activities during 2003. Cash provided by operating activities is primarily the result of net income adjusted for non-cash depreciation, amortization, loss on investment, provision for doubtful accounts, and certain changes in working capital components.

During 2004, trade receivables decreased by $216,000, net of a decrease in the allowance for doubtful accounts. The decrease in receivables reflects improved collections partially offset by higher sales. The Company believes that the quality of its receivables is high and that strong internal controls are in place to maintain proper collections. Inventory levels increased by

$394,000, reflecting higher raw material levels primarily due to increased raw materials for the Company's AccuArt and AccuBlack product line to support sales growth. Accounts payable increased by $272,000, reflecting timing of payments to suppliers. Accrued expenses increased by $74,000 due to the timing of payroll and other payments.

The Company's net cash used for investing activities was $255,000 and $277,000 during 2004 and 2003, respectively. During 2004, the Company spent $270,000 on plant equipment upgrades to improve efficiency and safety, reduce operating costs, update facilities and vehicles. During the fourth quarter of 2004, the Company exercised warrants for the purchase of 244,585 shares of Apprise Technologies for an aggregate exercise price of $85,000. The Company also incurred $9,000 in patent application costs that it records as an asset and amortizes upon successful completion of the application process. During 2003, the Company purchased $245,000 in capital equipment and business software and spent $60,000 on patent application costs. The Company received $108,000 during 2004 from the sale of marketable securities compared to $106,000 from the sale of marketable securities in 2003.

During 2004, $223,000 in proceeds from financing activities were received from the exercise of options to purchase 58,355 shares of common stock.

A bank line of credit exists providing for borrowings of up to $1,250,000. Borrowings under this line of credit are collateralized by accounts receivable and inventory and bear interest at 2.25 percentage points over the 30-day LIBOR rate. The Company did not utilize this line of credit during the year and there were no borrowings outstanding as of December 31, 2004. The line of credit was also not utilized during 2003 and there were no borrowings outstanding under this line as of December 31, 2003.

The Company believes that current financial resources, its line of credit, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations. The Company also believes that its low debt levels and available line of credit make it unlikely that a decrease in demand for the Company's products would impair the Company's ability to fund operations.

Capital Expenditures

The Company spent $270,000 on capital expenditures during 2004. This spending included plant equipment upgrades to improve efficiency and safety, reduce operating costs, update facilities and vehicles.

Commitments for capital expenditures include ongoing manufacturing equipment upgrades, development equipment to modernize the capabilities and processes of IKONICS' laboratory, and research and development to improve measurement and quality control processes. These commitments are expected to be funded with cash generated from operating activities.

International Activity

The Company markets its products to approximately 83 countries in North America, Europe, Latin America, Asia and other parts of the world. Foreign sales were approximately 31% of total sales during 2004 and 32% of total sales in 2003. Fluctuations of certain foreign currencies have not significantly impacted the Company's operations because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

The Company's foreign transactions are primarily negotiated, invoiced and paid in U.S. dollars while a portion is transacted in Euros. IKONICS has not implemented a hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of December 31, 2004.

Future Outlook

IKONICS has invested on average over 4% of its sales dollars for the past few years in research and development. The Company plans to maintain its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to ensure commercialization of new product opportunities.

In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

Other future activities undertaken to expand the Company's business may include acquisitions, building expansion and additions, equipment additions, new product development and marketing opportunities.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" (SFAS 123R). SFAS 123R replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees." The statement establishes standards for accounting for share-based payment transactions. Share-based payment transactions are those in which an entity exchanges its equity instruments for goods or services, or in which an entity incurs liabilities in exchange for goods or services, that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date (with limited exceptions). That cost will be recognized in the entity's financial statements over the period during which the employee is required to provide services in exchange for the award. The statement will be effective for the Company's first quarter of 2006. FAS 123(R) allows two methods for determining the effects of the transition. The Company has not yet completed its study of the transition methods, made any decisions about how it will adopt FAS 123(R), or determined what option-pricing model is most appropriate for future awards.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol IKNX. The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common Stock as reported on the Nasdaq Small Cap Market for the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. Prices have been retroactively adjusted for the 3-for-2 stock split approved by the Company's Board of Directors on April 29, 2004 as if it happened on the earliest date presented.

	High	Low
Fiscal Year Ended December 31, 2004:		
First Quarter	$8.30	$4.20
Second Quarter	$7.67	$4.48
Third Quarter	$7.00	$5.06
Fourth Quarter	$8.00	$5.61
Fiscal Year Ended December 31, 2003:		
First Quarter	$4.17	$2.03
Second Quarter	$3.85	$2.60
Third Quarter	$4.16	$3.28
Fourth Quarter	$5.56	$3.70

As of February 28, 2005, the Company had approximately 670 shareholders. The Company has never declared or paid any dividends on its Common Stock.

The Company did not make any purchases of its equity securities during the years ended December 31, 2004 and 2003.

MANAGEMENT'S REPORT

The financial statements of IKONICS Corporation have been prepared by company management who are responsible for their content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on judgements of management.

IKONICS maintains a system of internal controls. Our system provides reasonable assurance that assets are protected, transactions are appropriately reported, and established procedures are followed.

The financial statements have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm.

The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to discuss the company's internal accounting controls and financial reporting matters. Our independent public accounting firm has unrestricted access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.


William C. Ulland
Chairman, President & CEO


Jon Gerlach
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of IKONICS Corporation, Duluth, Minnesota

We have audited the balance sheets of IKONICS Corporation as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IKONICS Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
Duluth, Minnesota
January 21, 2005

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$2,737,460	$1,507,794
Marketable securities	124,358	221,907
Trade receivables, less allowance for doubtful accounts of $75,000 in 2004 and $100,000 in 2003 (Note 11)	1,642,904	1,859,480
Inventories (Notes 1 and 11)	2,201,282	1,807,233
Prepaid expenses and other assets	57,345	73,260
Deferred income taxes (Note 3)	143,000	128,000
Total current assets	6,906,349	5,597,674
PROPERTY, PLANT, AND EQUIPMENT, at cost:		
Land and building	1,466,898	1,406,377
Machinery and equipment	2,442,295	2,337,166
Office equipment	1,239,811	1,185,098
Vehicles	175,406	191,628
	5,324,410	5,120,269
Less accumulated depreciation	4,295,580	4,010,110
	1,028,830	1,110,159
INTANGIBLE ASSETS, less accumulated amortization of $109,728 in 2004 and $85,154 in 2003 (Note 4)	292,349	308,017
DEFERRED INCOME TAXES (Note 3)	65,000	66,000
INVESTMENTS IN NON-MARKETABLE EQUITY SECURITIES (Note 1)	197,460	112,834
	$8,489,988	$7,194,684
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 536,391	$264,744
Accrued compensation	263,510	227,318
Other accrued expenses (Note 10)	245,702	207,506
Income taxes payable	30,169	126,766
Total current liabilities	1,075,772	826,334
COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)		
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $.10 per share; authorized 250,000 shares: issued none		
Common stock, par value $.10 per share; authorized 4,750,000 shares: issued and outstanding 1,930,545 shares in 2004 and 1,872,190 shares in 2003 (Note 2)	193,055	187,219
Additional paid-in capital	1,477,815	1,207,083
Retained earnings	5,745,662	4,987,311
Accumulated other comprehensive loss	(2,316)	(13,263)
Total stockholders' equity	7,414,216	6,368,350
	$8,489,988	$7,194,684

See notes to financial statements.

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET SALES (Note 6)	$13,682,449	$12,105,127
COSTS AND EXPENSES:		
Cost of goods sold	7,556,713	6,601,263
Selling, general and administrative	4,533,294	4,181,486
Research and development	575,065	631,658
	12,665,072	11,414,407
INCOME FROM OPERATIONS	1,017,377	690,720
LOSS ON INVESTMENT	-	(74,666)
INTEREST INCOME	13,974	16,362
INCOME BEFORE INCOME TAXES	1,031,351	632,416
FEDERAL AND STATE INCOME TAXES (Note 3)	273,000	129,000
NET INCOME	$758,351	$503,416
EARNINGS PER COMMON SHARE (Note 2):		
Basic	$0.40	$ 0.27
Diluted	$0.38	$ 0.27
WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING (Note 2):		
Basic	1,906,771	1,872,190
Diluted	1,982,814	1,895,106

See notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
BALANCE AT DECEMBER 31, 2002 (Note 2)	1,872,190	$187,219	$1,207,083	$4,483,895	$(11,534)	$5,866,663
Net income	-	-	-	503,416	-	503,416
Unrealized loss on available-for-sale securities	-	-	-	-	(1,729)	(1,729)
Total comprehensive income	-	-	-	-	-	501,687
BALANCE AT DECEMBER 31, 2003	1,872,190	187,219	1,207,083	4,987,311	(13,263)	6,368,350
Net income	-	-	-	758,351	-	758,351
Unrealized gain on available-for-sale securities	-	-	-	-	10,947	10,947
Total comprehensive income	-	-	-	-	-	769,298
Exercise of stock options	58,355	5,836	217,100	-	-	222,936
Tax benefit resulting from stock option exercises	-	-	53,632	-	-	53,632
BALANCE AT DECEMBER 31, 2004	1,930,545	$193,055	$1,477,815	$5,745,662	$(2,316)	$7,414,216

See notes to financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$758,351	$503,416
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	351,418	339,041
Amortization	24,574	24,188
Gain on sale of property and equipment	-	(5,500)
Loss on investment	-	74,666
Provision for doubtful accounts	593	81,254
Deferred income taxes	(14,000)	6,000
Tax benefit from stock option exercise	53,632	-
Changes in working capital components:		
(Increase) decrease in:		
Trade receivables	215,983	(6,965)
Inventories	(394,049)	(35,328)
Prepaid expenses and other assets	15,915	16,677
Income taxes refund receivable	-	122,469
(Decrease) increase in:		
Accounts payable	271,647	(52,485)
Accrued expenses	74,388	206,557
Income taxes payable	(96,597)	126,766
Net cash provided by operating activities	1,261,855	1,400,756
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(270,089)	(244,573)
Proceeds on sale of property and equipment	-	5,500
Purchase of intangibles	(8,906)	(60,454)
Investment in non-marketable equity securities	(84,626)	-
Purchases of marketable securities	-	(83,980)
Proceeds from sale of marketable securities	108,496	106,438
Net cash used in investing activities	(255,125)	(277,069)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	222,936	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,229,666	1,123,687
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,507,794	384,107
CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,737,460	$1,507,794
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid (refunded) for income taxes	$ 330,188	$ (126,514)
Cash paid for interest	$ -	$ -

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—IKONICS Corporation (the Company) develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications are primarily screen printing and abrasive etching. The Company's principal markets are throughout the United States. In addition, the Company sells to Western Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Forty percent and fifty-one percent, respectively, of the Company's accounts receivable at December 31, 2004 and 2003 are due from foreign customers. The foreign receivables are composed primarily of open credit arrangements with terms ranging from 45 to 90 days. No receivable from a single customer exceeded 10% of total receivables at December 31, 2004 or December 31, 2003. No single customer represented greater than 10% of total revenue in 2004 or in 2003.

A summary of the Company's significant accounting policies follows:

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of putable variable rate municipal bonds backed by a letter of credit and money market funds in which the carrying value of both instruments approximates market value because of the short maturity of these instruments.

Marketable Securities

Marketable securities are classified as available-for-sale and consist primarily of municipal revenue bonds that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, or changes in the availability or yield of alternative investments. These securities are carried at fair market value with changes in fair value recorded in comprehensive income.

The majority of these municipal bonds have been in a continuous loss position for over 12 months. The fair value of municipal bonds that have been in continuous loss for 12 months or more at December 31, 2004 is $75,521 with unrealized losses of $4,100. The unrealized losses are generally due to changes in interest rates, and, as such, are considered to be temporary by the Company.

Trade Receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an on-going basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Accounts are considered past due if payment is not received according to agreed-upon terms.

Inventories

Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. If the first-in, first-out cost method had been used, inventories would have been approximately $348,000 and $264,000 higher than reported at December 31, 2004 and 2003, respectively. The major components of inventories are as follows:

	2004	2003
Raw materials	$1,260,457	$928,949
Work-in-progress	268,419	231,269
Finished goods	1,019,952	911,419
Reduction to LIFO cost	(347,546)	(264,404)
Total inventories	$2,201,282	$1,807,233

Depreciation

Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Building	15-40
Machinery and equipment	5-10
Office equipment	5-10
Vehicles	3

Intangibles Assets

Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement. Intangible assets with finite lives are assessed for impairment whenever events or circumstances indicate the carrying value may not be fully recoverable by comparing the carrying value to future undiscounted cash flows. To the extent there is impairment, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to



determine the impairment amount. No impairment adjustments to intangible assets were made during the two-year period ended December 31, 2004.

Investments in Non-Marketable Equity Securities

Investments in Non-Marketable Equity Securities consist of a $197,460 equity investment in Apprise Technologies, Inc. This investment is accounted for on the cost method. During the fourth quarter of 2004, the Company exercised warrants for the purchase of an additional 244,585 shares for $84,626. The Company wrote down the value of its initial investment in Apprise Technologies, Inc. by $74,666 during the second quarter of 2003 since the current issuance price for shares of Apprise was below the value carried on the Company's books. One of the Company's directors is the CEO of Apprise Technologies, Inc.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying value of the non-marketable equity securities approximates the estimated fair value based on management's knowledge of recent sales prices of the non-marketable equity securities.

Revenue Recognition

The Company recognizes revenue on products when title passes which is usually upon shipment. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Deferred Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Income

The Company's comprehensive income consists of net income and unrealized gains and losses on marketable securities, net of taxes.

Earnings Per Common Share (EPS)

Basic EPS is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

Shares used in the calculation of diluted EPS are summarized below:

	2004	2003
Weighted average common shares outstanding	1,906,771	1,872,190
Dilutive effect of stock options	76,043	22,916
Weighted average common and common equivalent shares outstanding	1,982,814	1,895,106

Options to purchase 195,891 and 252,161 shares of common stock were outstanding as of December 31, 2004 and 2003, respectively.

Employee Stock Plan

The Company has a stock-based compensation plan, which is described more fully in Note 7. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

Years Ended December 31,	2004	2003
Net income:		
As reported	$758,351	$503,416
Deduct total stock-based employee compenstion expense determined under fair value based method for all awards	29,875	79,377
Pro forma	$728,476	$424,039

Basic earnings per share:		
As reported	$0.40	$0.27
Pro forma	$0.38	$0.23
Diluted earnings per share:		
As reported	$0.38	$0.27
Pro forma	$0.37	$0.22

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Operations

The Company markets in Europe, Latin America, Asia, and other parts of the world. Foreign sales approximated 31% of total sales in 2004 and 32% of total sales in 2003.

Foreign Currency Translation

Foreign currency transactions and translation adjustments did not have a material effect on the Statements of Stockholders' Equity and Comprehensive Income and Cash Flows for 2004 and 2003.

2. STOCKHOLDERS' EQUITY

During 2004, the Company declared and paid a three-for two stock split effected in the form of a 50% stock dividend. All share and per share information presented has been adjusted retroactively as if the stock split occurred on the earliest date presented.

3. INCOME TAXES

Income tax expense for the years ended December 31, 2004 and 2003 consists of the following:

Current:	2004	2003
Federal	$248,000	$100,000
State	39,000	23,000
	287,000	123,000
Deferred	(14,000)	6,000
	$273,000	$129,000

The expected provision for income taxes, computed by applying the U.S. federal income tax rate of 35% to income before taxes, is reconciled to income tax expense as follows:

	2004	2003
Expected provision for federal income taxes	$361,100	$221,200
State income taxes, net of federal benefit	20,200	13,700
Extraterritorial income exclusion	(94,400)	(127,800)
Meals and entertainment	18,700	10,200
Tax-exempt interest	(9,800)	(3,500)
R&D Credit	(12,800)	(7,600)
Non-marketable equity securities valuation allowance	-	28,000
Other	(10,000)	(5,200)
	$273,000	$129,000

Deferred tax assets consist of the following as of December 31, 2004 and 2003:

	2004	2003
Property and equipment and other assets	$38,000	$35,000
Accrued vacation	15,000	16,000
Other accrued expenses	57,000	57,000
Inventories	44,000	36,000
Allowance for doubtful accounts	27,000	36,000
Allowance for sales returns	7,000	7,000
Intangible assets	27,000	31,000
Capital loss carryforward	46,000	46,000
	261,000	264,000
Less valuation allowance	(46,000)	(46,000)
	215,000	218,000
Deferred tax liabilities:		
Prepaid expenses	7,000	24,000
	$208,000	$194,000

The deferred tax amounts described above have been included in the accompanying balance sheet as of December 31, 2004 and 2003 as follows:

Current assets	$143,000	$128,000
Noncurrent assets	65,000	66,000
	$208,000	$194,000

The noncurrent deferred tax assets are net of the valuation allowance. The Company increased its valuation allowance by $26,000 during 2003 because of the additional capital loss carryforward which may not be utilized.

4. INTANGIBLE ASSETS

Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement.

Intangible assets at December 31, 2004 and 2003 consist of the following:

	December 31, 2004		December 31, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Patents	$202,077	$(60,980)	$193,171	$(51,197)
Licenses	100,000	(18,750)	100,000	(10,625)
Non-compete agreement	100,000	(29,998)	100,000	(23,332)
	$402,077	$(109,728)	$393,171	$(85,154)

Net intangible assets as December 31, 2004 and 2003 are $292,349 and $308,017, respectively.

Aggregate amortization expense:	2004	2003
For the year ended December 31	$24,574	$24,188

Estimated amortization expense:		
For the year ended December 31:	2005	$24,574
	2006	24,574
	2007	24,574
	2008	24,574
	2009	24,574

In connection with the license agreements, the Company has agreed to pay royalties ranging from 3% to 5% on the future sales of products subject to the agreements.

5. PENSION PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Company contributes 5% of each eligible employee's compensation. Total pension expense for the years ended December 31, 2004 and 2003 was approximately $149,000 and $138,000, respectively.

6. GEOGRAPHIC INFORMATION

The Company manages and operates its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. In 2004 and 2003, the Company marketed its products in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. No single foreign country accounted for more than 10% of the Company's net sales for 2004 and 2003. Net sales by geographic area are presented by attributing revenues from external customers on the basis of where the products are sold.

Net sales by geographic area:	2004	2003
United States	$9,391,501	$8,190,798
International	4,290,948	3,914,329
	$13,682,449	$12,105,127

7. STOCK OPTIONS

During 1995, the Company, with the approval of its shareholders, adopted a stock incentive plan for the issuance of up to 57,750 shares of common stock. In 1999, the Company, with the approval of its shareholders, increased the number of shares reserved for issuance under this plan to 305,250 shares and, in 2004, increased the number of shares reserved for issuance under this plan to 342,750 shares. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to seven years after the date of grant. Such options generally become exercisable over a one to three year period.

The fair value disclosure in Note 1 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Dividend yield	0.0%	0.0%
Expected volatility	60.0%	73.5%
Expected life of option	five years	five years
Risk-free interest rate	3.4%	3.0%
Fair value of each option on grant date	$3.77	$2.61

A summary of the status of the Company's stock option plan as of December 31, 2004 and 2003 and changes during the years then ended is presented below:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	252,161	$3.67	225,043	$3.95
Granted	3,000	7.01	50,368	2.87
Exercised	(58,355)	3.82	-	
Expired and forfeited	(915)	3.06	(23,250)	3.83
Outstanding at end of year	195,891	3.67	252,161	3.67

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2004	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2004	Weighted-Average Exercise Price
$2.00 - 2.99	64,991	2.90	$2.44	46,247	$2.42
3.00 -3.99	63,190	1.71	3.17	55,690	3.15
4.00 - 4.99	27,750	0.32	4.49	27,750	4.49
5.00 - 5.99	17,160	1.32	5.45	17,160	5.45
6.00 - 6.99	19,800	0.80	6.10	19,800	6.10
7.00 - 7.99	3,000	4.33	7.01	-	
	195,891	1.82	3.67	166,647	3.76

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances primarily in one financial institution. As of December 31, 2004, the balance exceeded the Federal Deposit Insurance Corporation coverage. The Company reduces its exposure to credit risk by maintaining such balances with financial institutions that have high credit ratings.

Accounts receivable are financial instruments that also expose the Company to concentration of credit risk. The large number of customers comprising the Company's customer base and their dispersion across different geographic areas limits such exposure. In addition, the Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses.

Concentration of credit risk with respect to trade receivables is not significant. No one customer accounts for more than 10% of total receivables as of December 31, 2004.

9. LEASE COMMITMENTS

As of December 31, 2004, the Company was obligated under non-cancelable operating lease agreements for certain equipment. Future minimum lease payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

2005	$11,612
2006	$ 1,161

The Company also leases buildings on a month-to-month basis. Total rental expense for all equipment and building operating leases was $56,052 in 2004 and $54,729 in 2003.

10. CONTINGENCIES

The Company has entered into licensing agreements which require it to make royalty payments on sales of certain products. Royalty payments range from 3% to 5% of net sales on these products. The Company incurred $103,609 of expense under these agreements during 2004, as compared to $107,444 during 2003.

In 2003 the Company identified a probable underpayment of sales tax. Accordingly, in 2003 the Company accrued $160,000 for the future payment of such unpaid taxes.

11. LINE OF CREDIT

The Company has a $1,250,000 bank line of credit that provides for working capital financing. This line of credit is subject to annual renewal on each May 1, is collateralized by trade receivables and inventory, and bears interest at 225 basis points over 30-day LIBOR. There were no outstanding borrowings under this line of credit at December 31, 2004 and 2003.

12. ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" (SFAS 123R). SFAS 123R replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees." The statement establishes standards for accounting for share-based payment transactions. Share-based payment transactions are those in which an entity exchanges its equity instruments for goods or services, or in which an entity incurs liabilities in exchange for goods or services, that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date (with limited exceptions). That cost will be recognized in the entity's financial statements over the period during which the employee is required to provide services in exchange for the award. The statement will be effective for the Company's first quarter of 2006. FAS 123(R) allows two methods for determining the effects of the transition. The Company has not yet completed its study of the transition methods, made any decisions about how it will adopt FAS 123(R), or determined what option-pricing model is most appropriate for future awards.

5-YEAR HISTORY

	2000	2001	2002	2003	2004
Net Sales	$10,367,270	$10,752,133	$11,797,279	$12,105,127	$13,682,449
Pretax Income (Loss)	$364,007	($297,901)	$460,817	$632,416	$1,031,351
Net Income (Loss)	$255,007	($205,901)	$359,817	$503,416	$758,351
Return on Sales	2.5%	-1.9%	3.0%	4.2%	5.5%
Return on Assets	4.0%	-3.4%	5.6%	7.0%	8.9%
Return on Avg. Stockholders' Equity	4.5%	-3.6%	6.3%	8.2%	10.2%
Debt to Equity	9.6%	8.4%	9.3%	13.0%	12.7%
Diluted EPS	$0.13	($0.11)	$0.19	$0.27	$0.38
Stock price: High	$5.00	$3.50	$3.40	$5.56	$8.30
Low	$2.67	$1.75	$1.90	$2.03	$4.48
Close	$3.25	$2.00	$2.20	$4.20	$7.35
Weighted Average Shares Outstanding	1,942,858	1,907,440	1,878,030	1,872,190	1,906,771
Weighted Average Shares & Equivalent	1,951,966	1,907,440	1,879,213	1,895,106	1,982,814
Total Assets	$6,338,581	$6,048,442	$6,412,159	$7,194,684	$8,489,988
Total Liabilities	$552,644	$468,402	$545,496	$826,334	$1,075,772
Total Stockholders' Equity	$5,785,937	$5,580,040	$5,866,663	$6,368,350	$7,414,216
Capital Spending	$230,379	$259,230	$250,366	$244,573	$270,089

Share & per share amounts have been adjusted for the 2004 three-for-two stock split.



Charles H. Andresen
Attorney
Andresen & Butterworth P.A.
Duluth, MN
Director Since 1979



Rondi Erickson
CEO/Director
Apprise Technologies, Inc.
Duluth, MN
Director Since 2000



David O. Harris
President
David O. Harris, Inc.
Minneapolis, MN
Director Since 1965



H. Leigh Severance
President
Severance Capital
Management
Denver, CO
Director Since 2000



Gerald W. Simonson
Venture Capital Investor
President
Omnetics Connector Corporation
Minneapolis, MN
Director Since 1978



William C. Ulland
Chairman, President & CEO
IKONICS Corporation
Duluth, MN
Director Since 1972



Robert D. Banks
Vice President, International



Toshifumi Komatsu
Vice President, Technology



Jon Gerlach
Chief Financial Officer



Claude Piguet
Executive Vice President



Parnell Thill
Vice President, Marketing



Bill Ulland
Chairman, President & CEO

ADDITIONAL FINANCIAL INFORMATION

Stockholders of record automatically receive quarterly earnings information, and street name holders may do so upon written request. For a copy of the Form 10-KSB, as filed with the Securities and Exchange Commission, and other financial information available at no charge to stockholders, please contact:

Jon Gerlach, *Chief Financial Officer*
IKONICS Corporation
4832 Grand Avenue
Duluth, MN 55807
Phone: 218-628-2217
E-mail: jgerlach@ikonics.com

ANNUAL MEETING

The Company's annual meeting will be held April 28, 2005 at 1:00 p.m. at the Kitchi Gammi Club, 831 East Superior Street, Duluth, MN.


COUNTRIES SERVED
BY IKONICS

In its former incarnation as ChromaGlo, IKONICS' international efforts began in earnest in the early 1970's and have become an increasingly significant revenue contributor. Today, IKONICS conducts business in 83 countries, with one third of revenues attributable to international sales.

While long-standing brand development efforts on behalf of Chromaline and PhotoBrasive Systems continue to bear fruit in international markets throughout China, India, Southeast Asia and Europe, private label manufacturing and special project opportunities increase with the passing of time and the mutual extension of commercial goodwill between IKONICS, its customers, industry peers and even competitors.

In 2005, international efforts at IKONICS will benefit from an expanded product line, fortified distribution and a focused commitment to capitalize on the strong foundation that is decades deep and geographically borderless.


IKONICS
CORPORATION

4832 Grand Avenue, Duluth, MN 55807 | phone: 218-628-2217 | fax: 218-628-3245

www.ikonics.com | info@ikonics.com